Regentis Biomaterials Ltd.

60 Medinat Hayehudim Street

Hertzliya, Israel 4676652

June 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Regentis Biomaterials Ltd. Request for Withdrawal of Registration Statement on Form F-1 File No. 333-295510

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Regentis Biomaterials Ltd., a corporation existing under the laws of Israel (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-295510), originally filed on May 1, 2026, as amended on June 9, 2026 (together with all exhibits thereto, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of the securities covered thereby at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold pursuant to the Registration Statement. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information please contact Gary Emmanuel, Esq. at 212.801.9337.

Very truly yours,

REGENTIS BIOMATERIALS LTD.

By:	/s/ Dr. Ehud Geller
Dr. Ehud Geller Chief Executive Officer

cc:	Gary Emmanuel (Greenberg Traurig, LLP)